                         Filed by: Pennsylvania Real Estate Investment Trust Subject Company: Crown American Realty Trust
                         Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                         Under the Securities Exchange Act of 1934
                         Registration Statement File No.: 333-107902

Investor Notice

In connection with the proposed merger with Crown American Realty Trust, PREIT has filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus. ALL INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT AS IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown at the Securities and Exchange Commission's website at http://www.sec.gov. Investors and security holders also may obtain for free these materials and other documents filed by PREIT by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, investors and security holders may obtain for free these materials and other documents filed by Crown by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

PREIT and its respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary joint proxy statement/prospectus contained PREIT's registration statement on Form S-4 and by reading the definitive joint proxy statement/prospectus when its becomes available.

[GRAPHICS OMMITED]                                                        [LOGO]

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                       Pennsylvania Real Estate Investment
                                      Trust



                     Business Committed to Burlington County
                               September 19, 2003





                                                                          [LOGO]

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


Pro Forma Retail Holdings                                                 [LOGO]

================================================================================





                                    {Map Omitted]

Wisconsin                                   Massachusetts
======================================      -------------------------------------
Properties                    Sq. Ft.       Properties                    Sq. Ft.
----------                    -------       ----------                    -------
Valley View Mall              585,784       Dartmouth Mall                627,038
======================================      =====================================
Pennsylvania                                New Jersey
--------------------------------------      -------------------------------------
Properties                    Sq. Ft.       Properties                    Sq. Ft.
----------                    -------       ----------                    -------
Beaver Valley Mall           1,163,886      Cherry Hill                 1,282,000
Capital City Mall              609,825      Echelon Mall                1,140,000
Chambersburg Mall              454,576      Moorestown                  1,036,000
Creekview Shopping Center      425,002      Philllipsburg Mall            551,898
Crest Plaza Shopping Center    155,294      Rio Mall*                     158,937
Exton Square                 1,098,000      =====================================
Festival at Exton              142,610      Delaware
Laurel Mall*                   558,802      -------------------------------------
Lehigh Valley Mall*          1,051,145      Properties                    Sq. Ft.
Logan Valley Mall              783,012      ----------                    -------
Lycoming Mall                  794,638      Christiana Power Center I     302,409
Metroplex Shopping Center*     778,190      =====================================
Nittany Mall                   531,395      Maryland
North Hanover Mall             450,096      -------------------------------------
Northeast Tower Center         472,102      Properties                    Sq. Ft.
Palmer Park Mall               447,397      ----------                    -------
Paxton Towne Center            719,034      Francis Scott Key Mall        706,346
Plymouth Meeting Mall          823,000      Prince George's Plaza         743,465
Red Rose Commons*              463,042      Valley Mall                   898,790
Schuylkill Mall(2)             727,091      =====================================
Shenango Valley Mall(2)        513,483      Virginia
South Mall                     403,916      -------------------------------------
Springfield Park I & II*       268,500      Properties                    Sq. Ft.
The Court at Oxford Valley*    704,486      ----------                    -------
The Gallery at Market East     191,000      New River Valley Mall         428,602
Uniontown Mall(2)              696,432      Patrick Henry Mall            642,295
Viewmont Mall                  769,238      =====================================
Washington Crown Center        669,179      North Carolina
West Manchester Mall(2)        704,148      -------------------------------------
Whitehall Mall*                533,721      Properties                    Sq. Ft.
Willow Grove Park*           1,203,629      ----------                    -------
Wycoming Valley Mall           908,122      Jackonville Mall              414,248
======================================      =====================================
Tennessee                                   South Carolina
--------------------------------------      --------------------------------------
Properties                    Sq. Ft.       Properties                    Sq. Ft.
----------                    -------       ----------                    -------
Bradley Square(2)             406,522       Magnolia Mall                 562,185
======================================      The Commons at Magnolia       230,644
West Virginia                               =====================================
--------------------------------------      Georgia
Properties                    Sq. Ft.       -------------------------------------
----------                    -------       Properties                    Sq. Ft.
Crossroads Mall               448,208       ----------                    -------
Martinsburg Mall              556,400       Mount Berry Square(2)         478,679
======================================      =====================================
                                            Alabama
                                            -------------------------------------
                                            Properties                    Sq. Ft.
                                            ----------                    -------
                                            Wiregrass Commons             632,930
                                            -------------------------------------
                                            Florida
                                            -------------------------------------
                                            Properties                    Sq. Ft.
                                            ----------                    -------
                                            South Blanding Village        106,657
                                            =====================================



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

Combined Portfolio by Total Square Footage                                [LOGO]

================================================================================


State           SF

Pennsylvania    20,213,991
New Jersey       4,168,835
Wisconsin          585,784
Virginia         1,070,897               [Pie Chart Omitted]
West Virginia    1,004,608
South Carolina     792,829
Alabama            632,930
Massachusetts      627,038
Maryland         2,348,601
Other            1,708,515

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





Stability: 105th Dividend                                                 [LOGO]

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PREIT's June 16, 2003 dividend payment marks its 42nd consecutive year of paying dividends and represents its 105th consecutive distribution since the initial dividend paid in 1962. PREIT has increased the dividend 22 times, while never reducing or omitting a payment.






[Picture Omitted]                                              [Graphic Omitted]






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





Trust's Market Capitalization(1)                                          [LOGO]

================================================================================



                                 [Chart Omitted]




                1997     1998    1999    2000    2001    2002    2003E 2

Debt            $211     $412    $489    $525    $506  $  617    $1,690
Equity           342      281     214     288     409     480     1,260
Total           $553     $693    $703    $813    $915  $1,097    $2,950


NOTES:

o    As reported in the Trust's Supplemental Disclosures.
o    Estimate assumes share price of $32.00






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





Greater Philadelphia Market                                               [LOGO]

================================================================================


                                  [Map Omitted]


Montgomery Mall North Wales PA                      Springfield Mall Springfield, PA

Willow Grove Park Willow Grove PA                   Quaker Bridge Mall Lawrenceville, NJ

Plymouth Meeting Mall Plymouth Meeting PA           Oxford Valley Mall Langhorne, PA

The Plaza & Court at King of Prussia                Neshaminy Mall Bensalem, PA
King of Prussia PA
                                                    Franklin Mills Philadelphia, PA
Exton, PA
                                                    Cheltenham Square Cheltenham Twp., PA
69th Street Center Upper Darby, PA
                                                    Roosevelt Mall Philadelphia, PA
Granite Run Mall Media, PA
                                                    Burlington Center Burlington, NJ

                                                    Moorestown Mall Moorestown, NJ

                                                    The Gallery at Market East Philadelphia, PA

                                                    Cherry Hill Mall Cherry Hill, NJ

                                                    Echelon Mall Voorhees, NJ

                                                    Deptford Mall Deptford, NJ


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





PREIT's Post Acquisition
Philadelphia-Area Mall Portfolio                                          [LOGO]

================================================================================




[Graphics representing the following properties omitted:
     Willow Grove Park, Cherry Hill Mall, Moorestown Mall,
          Plymouth Meeting Mall, Exton Square, The Gallery at Market East,
               Echelon Mall]

o    7 Properties

     --7.4 million square feet

o    90.6% occupied

o    $336 comp sales/sf






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





PREIT's Value Creation Strategy                                           [LOGO]

================================================================================






o    Capitalize on solid demographic profile of market dominant Rouse assets

     o    Replace under performing anchors with fashion oriented retailers
     o    Incorporate "Lifestyle" tenants
     o    Add themed and white tablecloth restaurants

o    Reposition select assets

     o    Introduce value oriented retail and big box retail
     o    Research adaptive reuse options
          o    Office
          o    Healthcare
          o    Education





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





South Jersey Submarket
Average Household Income Pattern                                          [LOGO]

================================================================================








                                  [Map Omitted]










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





Cherry Hill Mall
Cherry Hill, NJ                                                           [LOGO]

================================================================================


Cherry Hill Mall


                                                               [Picture Omitted]
June 30 2003, 2Q Statistics:
----------------------------
o      1.3 million square feet
o      Purchased for $201.6 million
o      93.8% occupied
o      Macy's, Strawbridge's, JCPenney
o      $391 mall store comparable sales/sf
o      $314 million in gross sales (estimated, rolling 12 months)




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





Cherry Hill Mall Demographics &
Recent Tenant Additions                                                   [LOGO]

================================================================================


                                                               [Picture Omitted]
|| 5 Mile Ring:
        ------------
o         Population:               296,322
o         Households:               111,331
o         Median Age:                  37.1 years
o         Average Household Income: $67,477


||      Recent Tenant Additions
        -----------------------
||      2000 - Bebe, Illuminations, White Barn Candle
||      2001 - Ann Taylor, Aveda, Forever 21, H&M
||      2002 - Chico's, Lindt Chocolates
||      2003 - Bahama Breeze, Bertucci's, Build-a-Bear






================================================================================

Moorestown Mall
Moorestown, NJ                                                            [LOGO]

================================================================================


Moorestown Mall

                                                               [Picture Omitted]

June 30 2003, 2Q Statistics:
----------------------------
o    1.1 million square feet
o    Acquired for $74.9 million
o    96.0% occupied
o    Boscov's, Lord & Taylor, Strawbridge's, Sears
o    $331 mall store comparable sales/sf
o    $178 million in gross sales (estimated, rolling 12 months)






================================================================================

Moorestown Mall Demographics &
Redevelopment Program                                                     [LOGO]

================================================================================





                                                               [Picture Omitted]
||       5 Mile Ring:
         ------------
o         Population:               205,091
o         Households:                79,977
o         Median Age:                  40.2 years
o         Average Household Income: $86,951

||      Introduce Additional Upscale Fashion Anchor:
        --------------------------------------------
o         Increase drawing power
o         Remerchandise small shops
o         Reposition asset to meet demographics






================================================================================

Echelon Mall
Voorhees, NJ                                                              [LOGO]

================================================================================



Echelon

                                                               [Picture Omitted]

June 30 2003, 2Q Statistics:
----------------------------
o        1.1 million square feet
o        Purchased for $18.3 million
o        52.3% occupied
o        Boscov's, Strawbridge's
o        Vacant Sears & JCP
o        $241 mall store comparable sales/sf
o        $101 million in gross sales (estimated, rolling 12 months)





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





Echelon Mall Demographics &
Redevelopment Program                                                     [LOGO]

================================================================================






                                                               [Picture Omitted]
||       Primary Trade Area:
         -------------------
o         Population:               270,029
o         Households:                99,426
o         Median Age:                  37.2 years
o         Average Household Income: $76,788

||       Redevelop Vacant Anchors for Mixed Use:
         ---------------------------------------
o         Traditional retail
o         Big Box retail
o         Office
o         Cosmetic renovation



================================================================================

South Jersey Comparison                                                   [LOGO]

================================================================================




                         SUMMARY DEMOGRAPHIC COMPARISONS



                                           -------------------------------------
                                                        5 MILE RING
                                           -------------------------------------
                                             CH        ECH      KOP       MT
                                           -------------------------------------

                     Population
                           2003 Estimate   296,149  245,395   164,267   205,944


                     Households
                           2003 Estimate   111,331   96,170    64,556    79,977

2003 Est. Households by Household Income   111,331   96,170    64,556    79,977

         Households with $100+ in Income    21,034   23,055    18,985    23,181

      2003 Est. Average Household Income   $67,477  $78,196   $91,212   $86,951

        2003 Est Median Household Income   $50,950  $60,492   $65,457   $67,932






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





$100K Income Draw by Mall                                                 [LOGO]

================================================================================


Philadelphia - Aug 2001 - Jan 2002 (Scarborough)
Shop Area Malls Past 90 days $100,000 + Income
Geo Area:
SCB Philadelphia TSA - Std Demo: Persons 18+



        Cherry Hill Mall                     9.8%
        Moorestown Mall                      2.9%
        Philadelphia CBD                     3.8%
        King of Prussia Court/Plaza         10.6%



                                 [Chart Omitted]








================================================================================

Forward-Looking Statements                                                [LOGO]

================================================================================



     This presentation contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown on previously announced terms, on otherwise favorable terms to PREIT, or at all. If this transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction or could cause PREIT's actual results to differ materially from expected results include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to the transaction (some of which are beyond PREIT's control); and other economic, business or competitive factors. In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this document to reflect new information, future events or otherwise.



================================================================================